Filed by Kentucky First Federal Bancorp
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: CKF Bancorp, Inc.

Kentucky First Federal Bancorp
CKF Bancorp, Inc.

Hazard, Kentucky, Frankfort, Kentucky, Danville, Kentucky and Lancaster, Kentucky
For Immediate Release November 3, 2011

For information contact:

Kentucky First Federal Bancorp
Tony D. Whitaker
(606) 436-3860

CKF Bancorp, Inc.
William H. Johnson
(859) 236-4181

Kentucky First Federal Bancorp and
CKF Bancorp, Inc. Enter into
Agreement of Merger

Kentucky First Federal Bancorp (Nasdaq: KFFB) (“Kentucky First”), the holding company for First Federal Savings and Loan Association of Hazard and First Federal Savings Bank of Frankfort, and CKF Bancorp, Inc. (“CKF Bancorp”), the holding company for Central Kentucky Federal Savings Bank, announced today that they have signed a definitive merger agreement under which CKF Bancorp will merge into Kentucky First.  Based upon the $6.40 per share closing price for Kentucky First’s common stock as quoted on the Nasdaq Global Market on November 3, 2011, the transaction is valued at approximately $10.8 million, or $8.77 per outstanding share of CKF Bancorp common stock.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, each holder of CKF Bancorp common stock may elect to receive in exchange for 100% of his or her shares: (i) an amount equal to $9.50 in cash for each share of CKF Bancorp common stock (the “Cash Consideration”); (ii) a number of shares of Kentucky First common stock equal to the Exchange Ratio, as defined below (the “Stock Consideration”), or (iii) a combination of the Cash Consideration for 40% of the shares held and the Stock Consideration for 60% of the shares held.

The “Exchange Ratio,” which determines the number of shares of Kentucky First Common Stock into which each share of CKF Bancorp common stock will be exchanged, is equal to $9.50 divided by the average of the average daily sales price (the average of the high and low sales price, rounded up to the nearest cent) of Kentucky First common stock on the Nasdaq Global Market for the ten latest active trading days preceding the date that is four business days prior to the closing date, subject to the following adjustments: (1) if the average daily sales price of Kentucky First common stock during that period is at or below $7.50, then the Exchange Ratio is fixed at 1.2667, and (2) if the average daily sales price of Kentucky First common stock during that period is at or above $9.00, then the Exchange Ratio is fixed at 1.0556.  The number of CKF Bancorp shares that can be converted into Kentucky First common shares is equal to the lesser of 60% of the total number of CKF Bancorp common shares (735,481 shares), or 811,375 divided by the Exchange Ratio.

Kentucky First expects the transaction to be immediately accretive to tangible book value per share and also to be accretive to core earnings per share in the first year of combined operations.  During the fiscal year ended June 30, 2011, Kentucky First recognized a $403,000 tax refund and $61,000 in interest income pursuant to resolution of a tax matter with the Internal Revenue Service.  Such amounts are excluded from the calculation of core earnings per share.

In connection with the merger, Central Kentucky Federal Savings Bank will merge into and operate under the name Central Kentucky Federal Savings Bank as a division of First Federal Savings Bank of Frankfort, subject to regulatory approval.  The merger and related transactions will increase Kentucky First’s assets from $226 million as of June 30, 2011 to approximately $352 million and the number of banking offices from four to seven.  All members of the board of directors of CKF Bancorp are expected to join First Federal Savings Bank of Frankfort’s Board of Directors, and two CKF Bancorp directors will join the Board of Directors of Kentucky First.  All Central Kentucky Federal employees will become employees of First Federal Savings Bank of Frankfort, and Central Kentucky Federal’s Chief Executive Officer, William H. Johnson, will be named President of Danville-Lancaster Operations of First Federal Savings Bank of Frankfort and will assume executive responsibilities for lending and deposit operations in the Danville-Lancaster area

Tony D. Whitaker, Chairman of the Board and Chief Executive Officer of Kentucky First, stated “We are very pleased to announce our agreement for CKF Bancorp to merge with Kentucky First.  We believe this combination presents a tremendous opportunity to expand our presence in Kentucky, particularly in Boyle County and Garrard County, where neither First Federal of Hazard nor First Federal of Frankfort currently maintains branches.  Like us, Central Kentucky Federal has deep roots in the communities it serves, and we are thrilled to add this enhanced value to our stockholders’ investment, while continuing to emphasize the personal service and community banking focus that our customers and Central Kentucky Federal’s customers expect and appreciate.”

William H. Johnson, President and Chief Executive Officer of CKF Bancorp, stated “This transaction represents excellent value for CKF Bancorp shareholders.  We are proud to join with a partner who we are confident shares our long-standing commitment to the communities we serve.  We look forward to offering greater convenience and services to our new and existing customers, while maintaining the community bank atmosphere and excellent customer service provided by our dedicated employees.”

The proposed merger will be submitted to CKF Bancorp’s shareholders for their consideration, and CKF Bancorp will be distributing a proxy statement and other relevant documents concerning the merger to its shareholders.  Kentucky First will be filing a registration statement, including a prospectus, with the United States Securities and Exchange Commission (the “SEC”).

The completion of the merger is subject to certain customary conditions, including the approval of the shareholders of CKF Bancorp and the receipt of regulatory approvals.  The parties expect to file regulatory applications regarding the transactions during the fourth quarter of 2011 and expect to close the transactions during the second or third quarter of 2012.

Kentucky First was advised by Capital Resources Group, Inc. and the law firm of Kilpatrick Townsend and Stockton LLP.  CKF Bancorp was advised by RP Financial, LC. and the law firm of Luse Gorman Pomerenk & Schick, P.C.

About Kentucky First Federal Bancorp

Kentucky First Federal Bancorp is the parent company of First Federal Savings and Loan Association of Hazard, which operates one banking office in Hazard, Kentucky, and First Federal Savings Bank of Frankfort, which operates three banking offices in Frankfort, Kentucky.  Kentucky First Federal Bancorp shares are traded on the Nasdaq Global Market under the symbol KFFB.  At September 30, 2011, Kentucky First Federal Bancorp had approximately 7,740,703 shares outstanding, of which approximately 61.1% was held by First Federal MHC.

About CKF Bancorp, Inc.

CKF Bancorp, Inc. is the parent company of Central Kentucky Federal Savings Bank.  Central Kentucky Federal Savings Bank's main office is located at 340 W. Main Street, Danville, Kentucky.  Central Kentucky Federal Savings Bank also operates two full service branch offices, located in Danville and Lancaster, Kentucky.

Forward-Looking Statements

This press release may contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Act of 1995 or the Securities and Exchange Commission in its rules, regulations and releases.  The Company intends that such forward-looking statements be subject to the safe harbors created thereby.  Forward-looking statements, which are based on certain assumptions and describe future results, events, plans, strategies, and expectations of the Parties are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions.  The Parties’ ability to predict results or the actual effects of their performance, plans, strategies and expectations, including those with respect to the proposed merger, is inherently uncertain.  Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results to differ materially from the expectations stated in this news release: the ability to successfully integrate the companies following the merger, including the retention of key personnel; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis; competitive pressure among depository institutions increases; operating costs, customer losses and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; and CKF Bancorp stockholders may fail to approve the merger.

Factors that could have a material adverse effect on the operations of the Parties include, but are not limited to: changes in general economic conditions, interest rates, deposit flows, loan demand, real estate values, competition, and the demand for financial services and loan, deposit, and investment products in any of the Parties’ local markets; changes in the quality or composition of any of the Parties’ loan or investment portfolios; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting any of the company’s operations, pricing, and services.

The Parties undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Information About the Merger and Where to Find It

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Kentucky First Federal Bancorp.  Kentucky First Federal Bancorp will file a registration statement, which will include a proxy statement/prospectus to be mailed to shareholders of CKF Bancorp, Inc. in connection with the solicitation of their approval of the merger agreement and the merger, and other relevant documents filed with the SEC in connection with the merger.  Shareholders of CKF Bancorp, Inc. and other investors are urged to read these documents, when available, because they will contain important information about Kentucky First Federal Bancorp, CKF Bancorp, Inc., the merger and related matters.  Investors will be able to obtain all documents filed with the SEC by Kentucky First Federal Bancorp free of charge at the SEC’s website, www.sec.gov.  In addition, all documents filed with the SEC by Kentucky First Federal Bancorp will be available free of charge from the Corporate Secretary of Kentucky First Federal Bancorp at 479 Main Street, Hazard, Kentucky 41702, telephone (502) 223-1638.